EXHIBIT 12.1

THE COCA-COLA COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In millions except ratios)	2008	2007	2006	2005	2004
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$7,439	$7,873	$6,578	$6,690	$6,222
Fixed charges	513	524	271	281	232
Less:
Capitalized interest, net	(7)	(12)	(10)	(3)	(1)
Equity (income) loss, net of dividends	1,128	(452)	124	(446)	(476)
Adjusted earnings	$9,073	$7,933	$6,963	$6,522	$5,977
FIXED CHARGES:
Gross interest incurred	$445	$468	$230	$243	$197
Interest portion of rent expense	68	56	41	38	35
Total fixed charges	$513	$524	$271	$281	$232
Ratios of earnings to fixed charges	17.7	15.1	25.7	23.2	25.8

As of December 31, 2008, the Company was contingently liable for guarantees of indebtedness owed by third parties in the amount of approximately $238 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount, in the above table, does not include interest expense associated with unrecognized tax benefits.